UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

Zhone Technologies, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-32743	22-3509099

(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

7195 Oakport Street
Oakland, California 94621
(Address of principal executive offices, including zip code)

Kirk Misaka
(510) 777-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, to December 31, 2015

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

CONFLICT MINERALS DISCLOSURE

Zhone Technologies, Inc. is filing a Conflict Minerals Report for the calendar year ended December 31, 2015, which is attached hereto as Exhibit 1.01 and is publicly available at www.zhone.com/investors/financials under the heading “Other SEC Filings.”

Item 1.02	Exhibit

Item 2.01 of this Form SD is incorporated by reference into this Item 1.02.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2016	Zhone Technologies, Inc.

	By:	/s/ Kirk Misaka
Kirk Misaka
Chief Financial Officer